May 3, 2010	Jason L. Kropp

U.S. Securities and Exchange Commission	+1 617 526 6421(t)
Division of Corporation Finance	+1 617 526 5000(f)
100 F Street, N.E.	jason.kropp@wilmerhale.com
Mail Stop 3010
Washington, DC 20549-6010
Attn: Karen J. Garnett, Assistant Director

Re:	Accretive Health, Inc. Amendment No. 5 to Registration Statement on Form S-l Filed May 3, 2010 File No. 333-162186
Dear Ladies and Gentlemen:
On behalf of Accretive Health, Inc. (the “Company”), submitted herewith for filing is Amendment No. 5 to the Registration Statement on Form S-1 (File No. 333-162186) (the “Registration Statement”) filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”) on September 29, 2009.
This filing includes as an exhibit an opinion of WilmerHale. WilmerHale hereby confirms to the Staff of the SEC that the reference made in its opinion to the General Corporation Law of the State of Delaware includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.
Please do not hesitate to contact David Westenberg (617-526-6626) or the undersigned (617-526-6421) with any questions regarding this response letter.
Very truly yours,
/s/ Jason L. Kropp
Jason L. Kropp

cc:	Jerard Gibson, Attorney-Advisor, Securities and Exchange Commission Yolanda Crittendon, Staff Accountant, Securities and Exchange Commission
Wilmer Cutler Pickering Hale and Dorr llp, 60 State Street, Boston, Massachusetts 02109
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